                                                                     EXHIBIT 1.3

================================================================================



                                SUPPLY AGREEMENT

                                    BETWEEN

                         TARGETED GENETICS CORPORATION

                                      AND

                          MEDEVA PHARMACEUTICALS, INC.

                                AN AFFILIATE OF


                                   MEDEVA PLC


                            DATED NOVEMBER 23, 1998


================================================================================
"[*]" = omitted, confidential material, which material has been separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

                               TABLE OF CONTENTS
                               -----------------

                                                                                             PAGE
                                                                                             ----
ARTICLE 1 DEFINITIONS                                                                           3

     1.1   Incorporation by Reference........................................................   3

ARTICLE 2 PRODUCT SUPPLY.....................................................................   3

     2.1   Clinical Supply...................................................................   3

     2.2   Commercial Supply.................................................................   5

     2.3   Invoices..........................................................................   7

     2.4   Order and Invoice Non-Conformance.................................................   8

     2.5   Non-Payment of Invoices...........................................................   9

     2.6   Insurance.........................................................................   9

     2.7   Records...........................................................................  10

     2.8   Product Warranty..................................................................  10

ARTICLE 3 PRODUCT MANUFACTURE................................................................  10

     3.1   Establishment of Clinical Supply Source...........................................  10

     3.2   Establishment of Commercial Supply Source.........................................  11

     3.3   Subcontracting....................................................................  13

     3.4   Alternate Manufacturing Source....................................................  14

ARTICLE 4 QUALITY CONTROL....................................................................  16

     4.1   Product Specifications Amendments.................................................  16

     4.2   Product Non-Conformance...........................................................  16

     4.3   Manufacturing Process.............................................................  18

     4.4   Inspection........................................................................  18

     4.5   Safety Procedures.................................................................  19

     4.6   Government Inspection.............................................................  19


ARTICLE 5 ADVERSE EVENTS; RECALL.............................................................  20

     5.1   Adverse Experience Reporting......................................................  20

     5.2   Notification and Recall...........................................................  21

     5.3   Recall Expense....................................................................  22

ARTICLE 6 ADDITIONAL COMPENSATION; PAYMENT...................................................  23

     6.1   Third Party Agreements............................................................  23

     6.2   Sales Bonus.......................................................................  24

     6.3   Reports and Payments..............................................................  25

     6.4   Form of Payment; Late Payments....................................................  25

ARTICLE 7 RECORDS AND AUDIT RIGHTS...........................................................  26

     7.1   Medeva Records and TGC Audit Rights...............................................  26

     7.2   TGC Records and Medeva Audit Rights...............................................  27

ARTICLE 8 MASTER AGREEMENT...................................................................  28

     8.1   Incorporation by Reference........................................................  28

List of Schedules and Exhibits

     Schedule 2.2.1  Transfer Price of Bulk Licensed Product


     Exhibit A       Contract Manufacturer Letter

                                SUPPLY AGREEMENT

     THIS SUPPLY AGREEMENT (the "Supply Agreement") is made effective as of the 23rd day of November 1998 (the "Effective Date") by and between TARGETED GENETICS CORPORATION, a corporation organized under the laws of the State of Washington, United States of America, having offices at 1100 Olive Way, Suite 100, Seattle, Washington 98101, United States of America, ("TGC") and MEDEVA PHARMACEUTICALS, INC., a corporation organized under the laws of the State of Delaware, United States of America, having offices at 755 Jefferson Road, Rochester, New York 14623, United States of America, ("Medeva") an Affiliate of MEDEVA PLC, a public limited liability company organized under the laws of the England, having offices at 10 St. James's Street, London, SW1A 1EF, England ("Medeva PLC"). TGC and Medeva are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                                    RECITALS

     1. TGC has entered into the following four license agreements (collectively, the "Third Party Agreements") under which it acquired certain rights relating to cystic fibrosis gene therapy, including (a) a non-exclusive license agreement, dated March 28, 1994, with the Regents of the University of Michigan and HSC Research and Development Limited Partnership (the "U. Michigan/HSC Agreement"), (b) a non-exclusive license agreement, dated June 23, 1993, with certain agencies of the United States Public Health Service within the Department of Health and Human Services (the "NIH/CDC L-232-92 Agreement"),
(c) an exclusive license agreement, dated March 8, 1994, with certain agencies of the United States Public Health Service within the Department of Health and Human Services (the "NIH/CDC L-059-93 Agreement"), and (d) an exclusive sub-license agreement, dated July 23, 1996, with Alkermes, Inc., an exclusive licensee of the Children's Hospital Research Foundation/Children's Hospital, Inc. (the "Alkermes Agreement").

     2. TGC owns or, pursuant to the Third Party Agreements, is a licensee of certain patents, patent applications and valuable technology and know-how relating inter alia to cystic fibrosis gene therapy and the treatment of cystic
         -----
fibrosis using an adeno-associated viral ("AAV") vector to deliver a gene encoding a cystic fibrosis transmembrane regulator ("CFTR") protein.

     3. Medeva has valuable intellectual property and technology relating to delivery of pharmaceutical products by inhalation and other means and has experience with the clinical development and marketing of such products.

     4. The Parties wish to collaborate in the further development and commercialization of an AAV-CFTR gene therapy product for the treatment of cystic fibrosis.

     5. Concurrently herewith, the Parties are entering into a certain License and Collaboration Agreement (the "LCA"), pursuant to which the Parties will collaborate to develop such a gene therapy product, and possibly other gene therapy products for the treatment of cystic fibrosis, on terms and conditions set forth more fully therein, a certain Master Agreement (the "Master Agreement"), pursuant to which the Parties' intent is set forth to organize a new corporate structure and to provide contractual arrangements to protect the interests of each of the Parties and, in addition, which contains provisions which are intended by the Parties to be common to, and to apply to and govern the Parties, under this Supply Agreement and the LCA, as set forth more fully therein, a certain Common Stock Purchase Agreement, pursuant to which Medeva will purchase from TGC shares of common stock of TGC as set forth more fully therein, and a Credit Agreement, pursuant to which Medeva will extend TGC credit for the purpose of constructing a manufacturing facility, as set forth more fully therein.

     In consideration of the premises and of the mutual covenants and obligations set forth herein, the Parties agree as set out below.


                                   ARTICLE 1

                                  DEFINITIONS

1.1 INCORPORATION BY REFERENCE. Article 1 (Definitions) of the Master Agreement is hereby incorporated by reference. All capitalized terms not otherwise defined in this Supply Agreement shall have the meanings set forth in Article 1 of the Master Agreement.

                                   ARTICLE 2

                                PRODUCT SUPPLY

2.1  CLINICAL SUPPLY.

     2.1.1 Subject to the terms and conditions of this Section 2.1, and except as otherwise provided in Section 3.4, TGC or a Contract Manufacturer of TGC shall manufacture all Bulk Licensed Product for use in the manufacture of Licensed Products required to conduct all clinical trials pursuant to the Development Plan. In addition, TGC or a Contract Manufacturer of TGC shall manufacture all Licensed Products required to conduct clinical trials for which TGC is responsible pursuant to Section 3.2.1(b) or Section 3.2.1(c) of the LCA.

     2.1.2 TGC agrees to supply to Medeva, and Medeva agrees to purchase from TGC, Medeva's total requirements of Bulk Licensed Product for use in the manufacture of Licensed Products for use in clinical trials to be conducted by Medeva pursuant to the Development Plan. The price for Bulk Licensed Product to be paid by Medeva shall be equal to Manufacturing Cost.

     2.1.3 The Steering Committee shall determine the requirements for Bulk Licensed Product for each year during the Development Period required to conduct and complete clinical trials pursuant to the Development Plan. The Steering Committee shall deliver to TGC a written forecast of the quantities of Bulk Licensed Product required for the manufacture of Licensed Products to be used at each of the anticipated clinical trial stages of the Development Plan, together with a schedule for delivery of such quantities. It is anticipated that such forecast and delivery schedule will require multiple shipments of Bulk Licensed Product. If necessary, the Steering Committee shall deliver a revised forecast and delivery schedule to TGC sufficiently in advance of the first date which a new or revised quantity of Bulk Licensed Product is required so as to enable TGC to satisfy its obligation under this Section 2.1.3 but in no event later than nine (9) months, or such shorter time as may be agreed upon by the Parties, before any requested delivery date for new or revised quantities of Bulk Licensed Product.

     2.1.4 TGC shall use its best efforts to provide Bulk Licensed Product corresponding to the quantities and delivery dates set forth in the forecast and delivery schedule delivered to TGC pursuant to Section 2.1.3. In the event that the Steering Committee, at any time within nine (9) months before a requested delivery date determines that the quantity of Bulk Licensed Product corresponding to a particular shipment set forth in such forecast is not adequate to satisfy requirements, the Steering Committee shall notify TGC and shall provide a revised forecast. TGC shall use its Reasonable Commercial Efforts to provide Bulk Licensed Product in excess of the quantity last forecast for such shipment more than nine (9) months before the requested delivery dates but, notwithstanding anything to the contrary herein, TGC shall have no obligation to provide such additional Bulk Licensed Product. TGC shall provide prompt written notice to Medeva in the event of any anticipated delays in the scheduled delivery date and shall cooperate with Medeva to reschedule delivery at the earliest possible date so as to minimize the impact on the conduct and completion of clinical trials pursuant to the Development Plan.

     2.1.5 Delivery by TGC of Bulk Licensed Product to Medeva shall be made CIP (Incoterms 1990) at Medeva's facility in Rochester, New York, or such other Medeva facility in the U.S. selected by Medeva.

     2.1.6 It is understood that each Party may, for convenience, use its own standard preprinted forms of invoice, purchase order, acknowledgement or acceptance in the performance of its obligations hereunder; provided that any terms, conditions or provisions in such pre-printed forms which are inconsistent with or which modify or supplement this Supply Agreement shall be null and void.

2.2  COMMERCIAL SUPPLY.

     2.2.1 Subject to the terms and conditions of this Section 2.2, and except as otherwise provided in Section 3.4, TGC shall manufacture Bulk Licensed Product and supply such Bulk Licensed Product solely to Medeva, and Medeva agrees to purchase from TGC, Medeva's total requirements of Bulk Licensed Product for use in the manufacture of Licensed Products for marketing and commercialization in the Field. The price for Bulk Licensed Product to be paid by Medeva (the "Transfer Price") shall be determined as set forth in Schedule
                                                                     --------
2.2.1.
-----

  2.2.2 At least nine (9) months prior to the first delivery to Medeva of Bulk Licensed Product for commercial sales is due to occur (the "First Commercial Quarter"), Medeva shall determine its requirements for Bulk Licensed Product and shall deliver to TGC a rolling twelve (12) month forecast (the "Commercial Forecast") of such requirements. The Commercial Forecast shall cover the four
(4) succeeding calendar quarters commencing with and including the First Commercial Quarter. After delivery of the initial Commercial Forecast, the Commercial Forecast shall be updated on a calendar quarterly basis by adding a calendar quarter to the previous Commercial Forecast. The quantities of Bulk Licensed Product for the first calendar quarter of each Commercial Forecast shall be firm. The quantities of Bulk Licensed Product for the remaining three
(3) calendar quarters in each Commercial Forecast shall be non-binding estimates for planning purposes only. From time-to-time after the Effective Date, the Parties shall consider the timing of the delivery of Commercial Forecasts by Medeva to TGC and, if appropriate in light of market demand, manufacturing capacity, inventory levels, and other pertinent factors, negotiate in good faith a revised time schedule for delivery of Commercial Forecasts. Medeva shall submit to TGC a firm purchase order (a "Commercial Purchase Order") for the purchase of all Bulk Licensed Product at least ninety (90) days prior to the specified delivery date. Each Commercial Purchase Order shall specify the quantity or, if more than one shipment is requested, quantities of Bulk Licensed Product ordered, and the requested delivery date or dates. Medeva shall not order, for any particular calendar quarter, less Bulk Licensed Product than the quantity of Bulk Licensed Product which was set forth in its firm Commercial Forecast for such calendar quarter.

     2.2.3 TGC shall accept all Commercial Purchase Orders for a particular calendar quarter, provided the amount of Bulk Licensed Product ordered does not exceed the amount of the firm Commercial Forecast for such calendar quarter plus fifteen percent (15%). TGC shall use its Reasonable Commercial Efforts to fulfill the amount by which a Commercial Purchase Order exceeds a firm Commercial Forecast by more than 15% of such Commercial Forecast, but TGC shall have no obligation to do so beyond use of Reasonable Commercial Efforts. All Commercial Purchase Orders accepted by TGC shall not thereafter be cancelable by either Party. TGC shall use best efforts to meet the delivery date specified in the Commercial Purchase Order. TGC shall provide prompt written notice to Medeva in the event of any anticipated delays in the scheduled delivery date and shall cooperate with Medeva to reschedule delivery at the earliest possible date so as to minimize the impact on Medeva.

     2.2.4 Delivery by TGC of Bulk Licensed Product to Medeva shall be made CIP (Incoterms 1990) at Medeva's facility in Rochester, New York, or such other Medeva facility in the U.S. selected by Medeva in the applicable Commercial Purchase Order.

     2.2.5 TGC and Medeva each shall establish reasonable inventory levels of Bulk Licensed Product and Licensed Product, respectively, including safety stock, to meet demand for Licensed Products for marketing and commercialization in the Field pursuant to this Supply Agreement and taking into account lead times for manufacture, price and procurement of material inputs, manufacturing capacity, product stability and expiration dating. Such inventory shall be utilized on a first-in-first-out (FIFO) basis.

     2.2.6 It is understood that each Party may, for convenience, use its own standard preprinted forms of invoice, purchase order, acknowledgement or acceptance in the performance of its obligations hereunder; provided that any terms, conditions or provisions in such pre-printed forms which are inconsistent with or which modify or supplement this Supply Agreement or the LCA shall be null and void.

2.3 INVOICES. TGC shall promptly invoice Medeva for all Bulk Licensed Product shipped. Invoices shall be accompanied by a certificate of analysis for each invoiced batch or part batch of Bulk Licensed Product. All payments for Bulk Licensed Product shall be made by Medeva to TGC within thirty (30) days after the date of Medeva's receipt of TGC's invoice therefor in the manner provided in Section 6.4. Notwithstanding the above, in the event that Medeva disputes the amount, or any portion thereof, of any invoice submitted to it by TGC, Medeva shall promptly notify TGC of the amount and nature of the disagreement. The Parties shall promptly attempt to resolve such disagreement in good faith in the manner provided in Section 2.4 and Medeva shall make payments with respect to disputed invoices as provided in such section.

2.4  ORDER AND INVOICE NON-CONFORMANCE.

     2.4.1 In the event Medeva disputes whether Bulk Licensed Product supplied by TGC conforms to an order placed for such Bulk Licensed Product pursuant to
Section 2.1 or Section 2.2 with respect to quantity, Medeva shall provide notice to TGC within fifteen (15) days after receipt thereof. In the case of any non-conformity which results from delivery of less Bulk Licensed Product than ordered, TGC shall supply additional Bulk Licensed Product promptly. In such case, Medeva shall pay for the quantity actually received in accordance with the provisions of Section 2.3. In the case of any non-conformity which results from delivery of more Bulk Licensed Product than ordered, Medeva may elect either to
(i) return to TGC, at TGC's expense, any Bulk Licensed Product in excess of the quantity of Bulk Licensed Product ordered, or (ii) accept any Bulk Licensed Product in excess of the quantity ordered as against future orders of Bulk Licensed Product. In such case, Medeva shall pay for the quantity actually received and accepted in accordance with the provisions of Section 2.3 unless otherwise agreed. In the event of any non-conformity under this Section 2.4.1, Medeva shall have no obligation to pay any amount to TGC greater than the amount corresponding to the lesser of either the quantity of Bulk Licensed Product ordered, or the quantity of Bulk Licensed Product actually received.

     2.4.2 In the event that Medeva disputes any invoice due to the price at which any quantity of Bulk Licensed Product is invoiced as a result of the Parties being unable to reach agreement with respect to the calculation of Manufacturing Cost or Transfer Price, Medeva shall be obligated to pay the undisputed amount of such invoice in full in accordance with the provisions of Section 2.3 pending resolution of the dispute pursuant to Section 7.2.

     2.4.3 In the event that Medeva disputes any invoice due to non-conformance of the Bulk Licensed Product supplied by TGC with the Specifications, such dispute shall be resolved in accordance with Section 4.2 of the Agreement. Pending resolution of such dispute, Medeva shall not be obligated to pay any such invoice. Upon resolution of any such dispute in favor of TGC, Medeva shall pay the invoice amount due within ten (10) days of such resolution.

2.5 NON-PAYMENT OF INVOICES. If Medeva fails to pay any amounts when due pursuant to the provisions of Sections 2.3 and 2.4 above, TGC shall be entitled to charge Medeva interest on any such past due amounts in accordance with
Section 6.4 for late payments. Additionally, at TGC's sole option and in TGC's sole discretion, after fifteen (15) days prior written notice to Medeva, TGC shall have a right to suspend delivery of Bulk Licensed Product until such time as such past due amounts are paid by Medeva; provided that amounts not paid by Medeva when due pursuant to this Article 2 exceed the amount past due from TGC to Medeva pursuant to the Transaction Documents by more than Fifty Thousand U.S. Dollars ($US50,000).INSURANCE. TGC shall use Reasonable Commercial Efforts to procure and maintain throughout the term of this Supply Agreement property insurance (in which Medeva shall be named as an additional insured), with such types and amounts of coverage as are customary in the industry, covering all Bulk Licensed Product intended for supply to Medeva pursuant to this Supply Agreement. All such insurance policies shall require at least thirty (30) days prior written notice to Medeva concerning cancellation thereof. Upon request, TGC shall provide Medeva with evidence that such insurance is in effect.

2.6 RECORDS. TGC shall maintain, and shall cause its Affiliates, Contract Manufacturers, Outside Contractors and other agents to maintain, all records necessary to comply with all Applicable Laws relating to the manufacture, filling, packaging, storage and shipment of Bulk Licensed Product. All such records shall be maintained for such period as may be required by Applicable Laws; provided, however, that all records relating to the manufacture, stability
      --------  -------
and quality control of each batch, or part batch, of Bulk Licensed Product shall be retained until the Parties agree to dispose of such records.

2.7 PRODUCT WARRANTY. TGC represents and warrants that, at the time of delivery of any Bulk Licensed Product to Medeva, such Bulk Licensed Product (i) will have been manufactured, filled, packaged, stored and shipped in accordance with the Specifications, applicable Regulatory Approvals and all Applicable Laws, (ii) will not be adulterated or misbranded under the FFDCA, or under any other Applicable Laws, (iii) may be introduced into interstate commerce consistent with the intended use for such Bulk Licensed Product pursuant to the FFDCA, and (iv) will have expiration dating as agreed upon by the Parties. TGC further represents and warrants that it shall obtain and maintain, and cause its Affiliates, Sublicensees, Contract Manufacturers and Outside Contractors to obtain and maintain, all necessary licenses, permits or approvals required by Applicable Laws in connection with the manufacture, filling, package, storage, and shipment of Bulk Licensed Product, including without limitation permits related to manufacturing facilities.

                                   ARTICLE 3

                              PRODUCT MANUFACTURE

3.1 ESTABLISHMENT OF CLINICAL SUPPLY SOURCE. TGC and Medeva intend that TGC will manufacture Bulk Licensed Product at TGC's facilities in Seattle, Washington, United States of America, and pursuant to Section 2.1 supply such Bulk Licensed Products to Medeva. In order to satisfy the anticipated demand for clinical quantities of Bulk Licensed Product (and initial commercial quantities of Bulk Licensed Product, as further described in Section 3.2 below), TGC's present facilities require modification and/or expansion to provide a GMP manufacturing facility suitable for production of Bulk Licensed Product to be used in the manufacture of Licensed Products. In connection with such build-out, Medeva shall provide TGC a loan in the amount of Two Million U.S. Dollars ($US2,000,000). Medeva shall deliver such loan amount in accordance with the terms of a certain Credit Agreement of even date herewith.

3.2  ESTABLISHMENT OF COMMERCIAL SUPPLY SOURCE.

     3.2.1 In the event that the Steering Committee reasonably determines that, in addition to the facility utilized by TGC to provide Bulk Licensed Product for clinical trials and initial commercial sales under this Supply Agreement, as further described in Section 3.1 above, a manufacturing facility will be required in order to satisfy the long term commercial demand for supply of Bulk Licensed Product, TGC shall provide for the establishment of such a manufacturing facility (the "Additional Facility"). Notwithstanding the Steering Committee's aforementioned role, TGC agrees to plan for the Additional Facility on a timely basis so as to prevent a shortage of Bulk Licensed Product. TGC anticipates that the cost of establishing the Additional Facility will be in excess of Ten Million U.S. Dollars ($10,000,000) (such undetermined amount to be referred to herein as the "Facility Cost").

     3.2.2 TGC agrees to use its Reasonable Commercial Efforts to raise financing, independent of Medeva, in an amount equal to the Facility Cost. If, despite TGC's Reasonable Commercial Efforts, TGC fails to raise sufficient financing equal to the Facility Cost, TGC shall promptly notify Medeva and the Steering Committee, detailing in its notice its Reasonable Commercial Efforts to date together with an explanation for its inability to raise such financing.

TGC shall, in consultation with Medeva, continue to use its Reasonable Commercial Efforts to search for financing and shall provide the Steering Committee with bi-weekly written updates of its efforts in this regard.

     3.2.3   During the three (3) months following the notice referred to in
Section 3.2.2, the Parties shall discuss the feasibility of using Medeva's biological manufacturing facilities at Speke as the site for the Additional Facility. If the Parties determine that the use of such site is feasible, Medeva shall fund the construction of the Additional Facility, either in whole or in part, subject to the negotiation of satisfactory terms for such arrangement. If the proposal to use such site is not feasible, or if the Parties are not able to agree on terms satisfactory to Medeva, then Medeva shall use its own Reasonable Commercial Efforts to obtain Third Party financing on behalf of TGC (on terms and conditions acceptable to TGC). If, despite these efforts, Medeva is unsuccessful in obtaining or in its sole discretion decides not to seek Third Party financing on behalf of TGC, and TGC has not obtained financing through its own Reasonable Commercial Efforts, then Medeva shall provide TGC with funding of up to Ten Million U.S. Dollars ($US10,000,000) to finance the cost thereof so long as funding of the balance of the cost of establishing the Additional Facility has been committed previously. Such financing shall take the form of, or a debt financing, or another form as may be mutually agreed by the Parties such as an equity investment in TGC at a premium to market, in each case on commercially reasonable terms pursuant to a separate written agreement between the Parties.

     3.2.4 Notwithstanding the above, in the event that such manufacturing facility is established within a Medeva facility and, as a consequence of such location, a cost saving in establishing the facility results as compared to the cost of establishing a separate facility, TGC will reduce the Transfer Price for Bulk Licensed Product for use in the manufacture of Licensed

Products for commercialization in the Field by [ * ] for a period of time sufficient to permit Medeva to recover the benefit of such cost saving.

     3.2.5 If TGC fails to manufacture and supply Medeva with Bulk Licensed Product as required under the terms of this Supply Agreement, due only to its inability, despite its Reasonable Commercial Efforts, to raise financing (which prevents the establishment of the Additional Facility), such failure to manufacture and supply Bulk Licensed Product shall not be deemed a breach of this Supply Agreement.

3.3 SUBCONTRACTING. TGC may contract with one or more Contract Manufacturers to perform any or all of its obligations under this Supply Agreement, provided that (i) TGC permits Medeva to review and comment on, and incorporates the reasonable comments of Medeva in, the drafts of the respective agreements (each a "Contract Manufacturer Agreement"), (ii) TGC provides Medeva with a true and accurate copy of each such Contract Manufacturer Agreement, and (iii) TGC uses Reasonable Commercial Efforts to cause each Contract Manufacturer to agree to execute and deliver to Medeva a letter in the form of Exhibit A hereto, and to
                                                      ---------
include the provisions set forth therein in the relevant Contract Manufacturer Agreement. As to each Contract Manufacturer that executes and delivers such a letter to Medeva, TGC agrees that Medeva may seek to enforce TGC's remedies under such Contract Manufacturer Agreement directly against such Contract Manufacturer without first exhausting its remedies against TGC if the Contract Manufacturer breaches such Contract Manufacturer Agreement so as to cause TGC to become liable to Medeva for damages due to TGC's inability to supply Bulk Licensed Product in accordance with the terms of this Supply Agreement;

provided, however, that if Medeva shall seek to exercise such remedies, TGC
--------  -------
shall remain primarily liable and obligated to Medeva


----------------------------------------
/*/ Confidential Treatment Requested.

under all provisions of this Supply Agreement. Further, TGC agrees to use its Reasonable Commercial Efforts to include in each Contract Manufacturer Agreement the following provisions: (a) a prohibition against sublicensing by such Contract Manufacturer of Patent Rights or Licensed Know-How licensed to such Contract Manufacturer by TGC, (b) a prohibition against the sale by such Contract Manufacturer of Bulk Licensed Product to any Third Party; (c) a prohibition, approved by Medeva, against manufacturing, having manufactured, supplying, using or selling any product which generates functional CFTR protein and which is derived from or embodies, in whole or in part, any intellectual property either Controlled by TGC or licensed to TGC pursuant to the Third Party Agreements; and (d) a right for TGC to terminate such Contract Manufacturer Agreement in the event of a breach of the terms set forth in either of (a), (b) or (c) above.

3.4  ALTERNATE MANUFACTURING SOURCE.

     3.4.1 If TGC is unable to manufacture or supply Bulk Licensed Product for any reason whatsoever including, for example, because a Government Authority enjoins such manufacture at TGC's facilities, Medeva shall have the right to manufacture such Bulk Licensed Products for TGC in order to attempt to fulfill TGC's manufacturing and supply obligations under this Supply Agreement thereafter through the remaining term of this Supply Agreement. Such right, however, shall be exercisable only if (i) TGC's inability to manufacture or supply Bulk Licensed Product could reasonably be expected to result in a period of time of at least three (3) months during which no Licensed Product would be available to Medeva for commercial sale, (ii) Medeva provides reasonable evidence of its ability to start production of Bulk Licensed Product more rapidly than TGC could restart production of Bulk Licensed Product, and (iii) TGC's inability to manufacture or supply Bulk Licensed Product did not result, wholly or in part, from a breach by Medeva of its obligations hereunder.

     3.4.2 If, at any time, Medeva manufactures Bulk Licensed Product on behalf of TGC pursuant to Section 3.4.1, Medeva shall sell such Bulk Licensed Product to TGC at a transfer price equal to Medeva's Manufacturing Cost plus [ * ]. Pursuant to the terms of this Supply Agreement TGC shall then sell such Bulk Licensed Product only to Medeva. Medeva shall at all times use its Reasonable Commercial Efforts to keep its Manufacturing Costs as low as possible.

     3.4.3 TGC shall provide Medeva with all reasonable assistance in setting up and overseeing such alternate manufacturing facility including the transfer of cell lines and viral stocks, and copies of all written or other tangible forms of recorded Know-How Controlled by TGC or manufacturing processes. Additionally, to expedite the creation of such a facility, TGC shall keep a second source of critical AAV-CFTR raw materials, including in particular cell lines and viral stocks, at Medeva's Speke facility.

     3.4.4 If, at any time subsequent to Medeva's exercise of its rights under
Section 3.4.1, Medeva's demand for Bulk Licensed Product exceeds the amount that can be supplied from Medeva's manufacturing facility, TGC will have the right to manufacture Bulk Licensed Product in TGC's facility in order to meet such excess demand.

     3.4.5 Any delay occasioned by the transfer of manufacturing hereunder shall be added to the relevant deadlines in Section 4.2 of the LCA.




--------------------------------------
/*/ Confidential Treatment Requested.

                                   ARTICLE 4

                                QUALITY CONTROL

4.1 PRODUCT SPECIFICATIONS AMENDMENTS. The Parties will cooperate to amend or supplement the Specifications in order to incorporate Improvements and New Products approved in accordance with Section 2.4 of the LCA, or for any other reasonable business purpose, subject to the grant of any Regulatory Approvals, including without limitation approvals from FDA, required by Applicable Laws in connection with any such changes. As contemplated by such provisions any and all such amendments or supplements shall require the prior written consent of each of the Parties, such consent not to be unreasonably withheld or delayed.

4.2  PRODUCT NON-CONFORMANCE.

     4.2.1 If Medeva determines that any shipment of Bulk Licensed Product from TGC does not conform to the warranty provided in Section 2.8 above, Medeva shall give TGC notice thereof (including a sample from such shipment and copies of the results of any testing supporting Medeva's determination) within fifteen (15) days after receipt thereof, in the case of non-conformities that may be ascertained by the exercise of reasonable diligence (which shall not include laboratory testing or other chemical analysis), and within fifteen (15) days after discovery thereof, in the case of other non-conformities (including, without limitation, non-conformities relating to stability). Notwithstanding anything to the contrary, except as provided in Section 2.4, the sole criteria for a determination that any shipment of Bulk Licensed Product is non-conforming is failure to satisfy the warranty for such Bulk Licensed Product provided in
Section 2.8. Medeva may elect in its discretion to conduct routine laboratory testing and other chemical analysis of shipments of Bulk Licensed Product. If TGC confirms such non-conformity, it shall promptly so notify Medeva. If TGC does not confirm such non-conformity, it shall promptly so notify Medeva, and the Parties shall promptly submit the disputed shipment for testing to an independent testing laboratory or other independent Third Party expert that is mutually acceptable to the Parties. The findings of the testing laboratory or Third Party expert shall be binding on the Parties. The expenses of such testing or other investigation shall be borne by TGC if the non-conformity is confirmed, and otherwise by Medeva.

     4.2.2 If any Bulk Licensed Product delivered by TGC hereunder does not conform to the warranty provided in Section 2.8 above for any reason other than the willful or negligent acts or omissions of Medeva or its customers or agents which occur after the date of delivery thereof by TGC, TGC shall credit Medeva with the costs incurred by Medeva with respect to such non-conforming Bulk Licensed Product, which costs shall be deemed equal to the sum of any amounts paid on account of such Bulk Licensed Product pursuant to Section 2.1.2 or
Section 2.2.1, as applicable, any and all transportation and storage charges incurred by Medeva in connection with such Bulk Licensed Product, any and all costs incurred by Medeva in manufacture of Licensed Products from such Bulk Licensed Product, and any and all transportation and storage charges incurred by Medeva in connection with such Licensed Products, and any and all contractual penalties paid by Medeva to Medeva's customers as a direct result of Medeva's failure to deliver Licensed Products in a timely manner but only to the extent that such penalties are not deducted from amounts billed or otherwise invoiced on sales of Licensed Products in connection with the calculation of Net Sales. In addition, at Medeva's option, (i) TGC shall be relieved of any obligation to deliver any Bulk Licensed Product in replacement of such non-conforming Bulk Licensed Product, or (ii) TGC shall use best efforts to replace the non-conforming Bulk Licensed Product with substitute conforming Bulk Licensed Product immediately after TGC's receipt of Medeva's notice of election of option
(ii) of this

Section 4.2.2 or, if available inventory levels are not adequate to permit immediate replacement, as much as possible and the balance within ninety (90) days after the date of receipt by TGC of such Medeva notice, in which case Medeva shall pay to TGC any unpaid amounts in respect of the replacement Bulk Licensed Product in accordance with Section 2.1.6 or Section 2.2.5, as applicable, following delivery of such replacement Bulk Licensed Product.

4.3 MANUFACTURING PROCESS. If any process event occurs during the manufacturing of any batch or part batch of Bulk Licensed Product (or Licensed Product manufactured by TGC for use by TGC in clinical trials), which event is likely materially to affect the safety, efficacy or regulatory status of such Bulk Licensed Product (or such Licensed Product), then TGC shall notify Medeva as soon as reasonably possible. Medeva and TGC shall consult with each other as to the disposition of all affected batches or part batches of such Bulk Licensed Product (or such Licensed Product). TGC agrees to report to Medeva, on an annual basis, any atypical process events that are unlikely materially to affect the safety, efficacy or regulatory status of the Bulk Licensed Product (or Licensed Product manufactured by TGC for use by TGC in clinical trials). Further, on an annual basis and to the extent of its knowledge, TGC agrees to provide Medeva with notice of any out of process steps which occur in the manufacture of Bulk Licensed Product (or Licensed Product manufactured by TGC for use by TGC in clinical trials). No Bulk Licensed Product may be reworked unless the rework procedure is in conformity with the applicable Regulatory Approval or the other applicable guidelines of the Government Authority in the country where the Licensed Product is being sold, except with the prior written consent of Medeva, which consent may not be unreasonably withheld.

4.4 INSPECTION. TGC shall permit Medeva representatives to enter TGC's facilities, and shall use Reasonable Commercial Efforts to cause its Contract Manufacturers to do the same with respect to their facilities, upon reasonable prior notice and at reasonable intervals, during normal business hours for the purpose of making quality assurance audits of the facilities and of the procedures and processes used by TGC and such Contract Manufacturers in storing, manufacturing and shipping Bulk Licensed Product (or Licensed Product manufactured on behalf of TGC for use by TGC in clinical trials).

4.5 SAFETY PROCEDURES. TGC shall maintain and enforce health and safety procedures for the handling and manufacture of Bulk Licensed Product that comply in all respects with all Applicable Laws.

4.6 GOVERNMENT INSPECTION. TGC agrees to advise Medeva by telephone and facsimile immediately of any proposed or announced visit or inspection, and as soon as possible but in any case within twenty-four (24) hours (or, in the case of a Contract Manufacturer's, Outside Contractor's or other Third Party's facility, within twenty-four (24) hours after receipt by TGC of notice thereof), of any unannounced visit or inspection, by any Governmental Authority of any facilities used by TGC or its Contract Manufacturers or Outside Contractors in the performance of its obligations hereunder, including the processes or procedures used at such facilities in the manufacture of Bulk Licensed Product (or Licensed Product manufactured by TGC for use by TGC in clinical trials).
TGC shall provide Medeva with a reasonable description of each such visit or inspection promptly (but in no event later than five (5) calendar days) thereafter, and with copies of any letters, reports or other documents (including 483's) issued by any such authorities that relate to the Bulk Licensed Product, Licensed Product, or such facilities, processes or procedures. Medeva may review TGC's responses to any such reports and communications, and if practicable, and, insofar as timely received, Medeva's reasonable views and requests shall be taken into account prior to submission of such reports and communications to the relevant Governmental Authority. TGC shall also provide Medeva with the notice, information, documentation, and opportunity to comment provided for above with respect to Contract Manufacturers or Outside Contractors.

                                   ARTICLE 5

                            ADVERSE EVENTS; RECALL

5.1 ADVERSE EXPERIENCE REPORTING. Each Party shall notify, and shall cause its Affiliates and Sublicensees and, with respect to TGC, its Contract Manufacturers or Outside Contractors to notify, the other Party promptly upon receipt of (i) any information concerning any potentially serious or unexpected side effect, injury, toxicity or sensitivity reaction or any unexpected incidence or other adverse experience (an "Adverse Experience") and the severity thereof associated with the clinical uses, studies, investigations, tests and marketing of the Licensed Products, whether or not determined to be attributable to the Bulk Licensed Product or Licensed Product, (ii) any information regarding any pending or threatened action which may affect the safety or efficacy claims of the Licensed Products or the continued marketing of the Licensed Products in any nation or jurisdiction, (iii) any material communications with or notice from a Government Authority indicating that it intends to visit or inspect a Party's facilities, or the facilities of an Affiliate or a Sublicensee of such Party and, with respect to TGC, a Contract Manufacturer or Outside Contractor, for a purpose relevant to the development, manufacture or marketing of the Licensed Products. Without limiting the foregoing, TGC shall and shall use Reasonable Commercial Efforts to require each Affiliate, Sublicensee, Contract Manufacturer and Outside Contractor to notify Medeva's responsible drug safety department by telephone and facsimile within twenty-four (24) hours after TGC first becomes aware of any Adverse Experience that gives cause for concern or is unexpected or that is fatal, life-threatening (as it occurred), permanently disabling, requires (or prolongs) inpatient hospitalization, represents a significant hazard, or is a cancer or a congenital anomaly or represents an overdose, or any other circumstance that might necessitate a recall, expedited notification of FDA or any other relevant Government Authorities or a significant change in the label of the Licensed Product, including without limitation any deviation from the specified environmental conditions for shipping or storage of the Licensed Product. To the extent that Medeva becomes aware of any Adverse Experience that appears to be related to the manufacture of Bulk Licensed Product, Medeva shall provide notification to TGC within forty-eight (48) hours after Medeva becomes aware of such Adverse Experience. Each party shall make such reports as are necessary to comply with laws and regulations applicable to it, at its sole expense. Further, in the event a Party (or its Affiliates or Sublicensees) receives a communication or directive from a Government Authority commencing or threatening seizure of Bulk Licensed Products or Licensed Products, or other removal from the market of Bulk Licensed Products or Licensed Products, such Party shall transmit such information to the other Party within twenty-four (24) hours of receipt.

5.2 NOTIFICATION AND RECALL. If any Governmental Authority issues or requests a recall or takes similar action in connection with Bulk Licensed Product or a Licensed Product, or if either Party determines that an event, incident or circumstance has occurred which may result in the need for a recall or market withdrawal, the Party notified of or wishing to call such recall or similar action shall, within twenty four (24) hours, advise the other Party thereof by telephone or facsimile, after which the Parties shall promptly discuss and work together to effect an appropriate course of action; provided, however, that
                                                    --------  -------
either Party may initiate a recall or market withdrawal thereafter if it deems such action necessary or appropriate. Notification to FDA (or such other applicable Government Authority with respect to countries other than the United States) and compliance with Applicable Laws in conducting such recall shall be the responsibility of Medeva.

5.3 RECALL EXPENSE. A Party shall bear the full expense of both Parties incurred in any recall resulting from breach of its respective warranties or obligations hereunder. Such expenses of recall shall include, without limitation, the expenses of notification and destruction or return of the recalled Licensed Product and the sum paid by a Third Party for the recalled Licensed Product. Without limitation of the foregoing, if the failure to meet applicable legal requirements is caused by the act or omission of TGC in manufacture and sale of Bulk Licensed Product to Medeva, TGC shall further reimburse Medeva for (i) any amounts paid to TGC by Medeva in purchase of such Bulk Licensed Product and in manufacture of Licensed Products from such Bulk Licensed Products that are recalled or that cannot be shipped by Medeva due to the condition of Bulk Licensed Product requiring the recall, and (ii) all liabilities incurred by Medeva by virtue of being unable to meet its supply obligations to its customers because Licensed Products could not be timely shipped by Medeva due to the condition of Bulk Licensed Product requiring recall. In the event, however, that a recall is partially caused by TGC's actions or omissions and partially caused by Medeva's actions or omissions, then each Party shall be responsible for its proportionate share of the recall expenses based on its proportionate share of causation. In the event that a recall is, or is partially, the result of an inherent defect which is not the direct and proximate cause of either Party, then provided the inherently defective Bulk Licensed Product or Licensed Product has otherwise been manufactured, filled, packaged, stored and shipped in accordance with the Specifications, Applicable Laws and applicable Regulatory Approvals, the parties shall attribute a reasonable percentage of the recall expenses to the inherent defect (such amount, the "Inherent Defect Costs"). Medeva shall be responsible for [ * ] of the Inherent Defect Costs and TGC shall be responsible for [ * ] of the Inherent Defect Costs.


                                   ARTICLE 6

                       ADDITIONAL COMPENSATION; PAYMENT

6.1 THIRD PARTY AGREEMENTS. Medeva shall reimburse to TGC or, at TGC's election, pay the royalties due after the Effective Date by TGC to its licensors pursuant to the Third Party Agreements on sales of Bulk Licensed Products under the following sections of the respective Third Party Agreements: (i) with respect to the U. Michigan/HSC Agreement, Sections 4.2, 4.3 and 4.4 thereof, net of any credits permitted under Section 4.4 thereof or any deductions permitted under
Section 4.5 thereof to the extent Medeva pays the Third Party royalties which give rise to TGC's right to take the deduction permitted by such Section 4.5;
(ii) with respect to the NIH/CDC L-232-92 Agreement, Sections 5.02 (as amended), 5.03, 5.04 and 5.05 thereof, net of any credits permitted pursuant to Section
5.02 thereof and any credits which may be available under Section 5.09 (new paragraph) thereof to the extent that Medeva pays any patent expenses payable by TGC under Section 5.08 (new paragraph) thereof; (iii) with respect to the NIH/CDC L-059-93 Agreement, Sections 6.02, 6.03, 6.05 (as revised) and 6.06 thereof, net of any credits permitted pursuant to Section 6.02 thereof and any credits which may be available under Section 6.08 or Section 7.01 (revised) thereof to the extent that Medeva pays any expenses payable by TGC under such sections; and (iv) with respect to the Alkermes Agreement, Sections 3.1 and 3.3 thereof, but net of any reductions permitted pursuant to Section 3.2 thereof. All such reimbursements or such payments shall be paid by Medeva within forty-five (45) days




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                                       23
after written notice thereof by TGC to Medeva. Medeva shall be entitled to deduct any royalty payments actually paid by Medeva pursuant to this Section 6.1 from amounts billed or invoiced on sales of Licensed Products in connection with the calculation of Net Sales. No royalties shall be paid in advance of the corresponding due dates under the applicable Third Party Agreement.

6.2 SALES BONUS. For each calendar year, beginning with the calendar year in which the First Commercial Sale occurs, Medeva shall pay to TGC an annual sales bonus on Net Sales in accordance with the following scale:

     (a) [    *    ] of Net Sales for such calendar year; provided that Net
Sales Per Annual Dose for such calendar year equals at least [   *   ] but is
less than [   *   ];

     (b) [   *   ] of Net Sales for such calendar year; provided that Net Sales
Per Annual Dose for such calendar year equals at least [   *   ] but is less
than [   *   ];

     (c) [   *   ] of Net Sales; provided that Net Sales for such calendar year
Per Annual Dose for such calendar year equals at least [   *   ] but is less
than [   *   ];

     (d) [   *   ] of Net Sales for such calendar year; provided that Net Sales
Per Annual Dose for such calendar year equals at least [   *   ] but is less
than [   *   ];

     (e) [   *   ] of Net Sales for such calendar year; provided that Net Sales
Per Annual Dose for such calendar year equals at least [   *   ] but is less
than [   *   ];

     (f) [   *   ] of Net Sales for such calendar year; provided that Net Sales
Per Annual Dose for such calendar year equals at least [   *   ] but is less
than [   *   ]; and


------------------------------------
/*/ Confidential Treatment Requested.

     (g) [    *    ] of Net Sales for such calendar year; provided that Net
Sales Per Annual Dose for such calendar year equals at least [   *   ].

6.3 REPORTS AND PAYMENTS. Within thirty (30) days after the end of each calendar quarter during the term of this Supply Agreement, beginning with the calendar quarter in which the First Commercial Sale occurs, Medeva shall deliver to TGC a written report setting forth (i) Net Sales for such calendar quarter, together with all information necessary in order to determine such Net Sales,
(ii) the Net Sales Per Annual Dose for such calendar quarter, together with all information necessary in order to determine such Net Sales Per Annual Dose, and
(iii) if such calendar quarter is the last calendar quarter of a calendar year, the sales bonus payment due and payable to TGC pursuant to Section 6.2 for such calendar year. Medeva shall deliver full payment of sales bonus payments due and payable to TGC pursuant to Section 6.2 for the calendar year covered by a report under this Section 6.3 at the time of delivery of such report in the manner provided in Section 6.4.

6.4 FORM OF PAYMENT; LATE PAYMENTS. Each Party shall make all payments due the other Party under this Supply Agreement in U.S. Dollars by wire transfer of immediately available funds to such account notified by the receiving Party from time to time to the other Party in writing. If any sum payable to a Party under this Supply Agreement shall not have been paid on or before the applicable due date, or having been paid at the other Party's request is found to be an overpayment pursuant to Article 7 below, simple interest shall accrue on the unpaid (or overpaid) amount at the rate of twelve percent (12%) per annum or, if less, the maximum rate permitted under applicable law from the date that payment was due (or received) until the actual date of payment (or reimbursement) without prejudice to any other claim or remedy; provided, however,
                                                --------

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                                       25
that no interest shall accrue on any portion of an unpaid (or overpaid) amount which is the subject of a good faith, legitimate dispute. The date of resolution of any such dispute shall be deemed the date that payment (or reimbursement) is due.

                                   ARTICLE 7

                           RECORDS AND AUDIT RIGHTS

7.1 MEDEVA RECORDS AND TGC AUDIT RIGHTS. Medeva shall keep and maintain complete and accurate records and books of account in sufficient detail and form so as to enable verification of sales bonus payments due and payable by Medeva pursuant to Section 6.2 hereof, Net Sales Value (as defined in Schedule 2.2.1)
                                                               --------------
used in the determination of Transfer Price in accordance with Schedule 2.2.1,
                                                               --------------
and Medeva's Manufacturing Cost in the event that Medeva manufactures Bulk Licensed Product pursuant to Section 3.4.2. Medeva shall maintain such records and books of account for a period of not less than three (3) years following the year to which the records pertain. Medeva shall permit such records and books of account to be examined at Medeva's premises only by an independent certified public accountant selected by TGC and acceptable to Medeva, such acceptance not to be unreasonably withheld, provided that such independent accountant may not have performed services for either Party at any time within the then last three
(3) years and no more than one such examination may be conducted by or on behalf of TGC in any calendar year. Each and any such examination shall be conducted during Medeva's normal business hours and only after ten (10) days' prior written notice to Medeva. In performing the examination, the independent certified public accountant shall consult with the Parties as he/she deems appropriate. Upon completion of the examination, the independent certified accountant shall report to the Parties only whether amounts paid to TGC were underpaid or whether amounts paid by TGC were overpaid (provided that such overpayment was at Medeva's request) and, if so, the amount of such underpayment or overpayment. In the event of underpayment by Medeva, Medeva shall promptly pay TGC all amounts underpaid (or undisputed payments due TGC and not paid), together with interest due on such underpaid amounts. In the event of overpayment by TGC (provided that such overpayment was at Medeva's request), Medeva shall promptly reimburse TGC all amounts overpaid, together with interest due on such overpaid amounts. Such interest, if applicable, shall be paid in accordance with Section 6.4. The cost of such examination shall be borne by TGC, unless such examination reveals a discrepancy of greater than five percent (5%) in Medeva's favor, in which case Medeva shall bear such cost.

7.2 TGC RECORDS AND MEDEVA AUDIT RIGHTS. TGC shall keep and maintain complete and accurate records and books of account in sufficient detail and form so as to enable verification of TGC's Manufacturing Cost, the Transfer Price determined in accordance with Schedule 2.2.1, royalties due and payable by TGC to TGC's
                   --------------
licensors pursuant to the Third Party Agreements, and TGC's Net Sales per
Section 4.2 of the LCA. TGC shall maintain such records and books of account for a period of not less than three (3) years following the year to which the records pertain. TGC shall permit such records and books of account to be examined at TGC's premises only by an independent certified public accountant selected by Medeva and acceptable to TGC, such acceptance not to be unreasonably withheld, provided that such independent accountant may not have performed services for either party at any time within the then last three (3) years and no more than one such examination may be conducted by or on behalf of Medeva in any calendar year. Each and any such examination shall be conducted during TGC's normal business hours and only after ten (10) days' prior written notice to TGC. In performing the examination, the independent certified public accountant shall consult with the Parties as he/she deems appropriate. Upon completion of the examination, the independent certified accountant shall report to the Parties only whether amounts paid by Medeva were overpaid (provided that such overpayment was at TGC's request) or whether amounts paid to Medeva were underpaid and, if so, the amount of such overpayment or underpayment. In the event of overpayment by Medeva (provided that such overpayment was at TGC's request), TGC shall promptly reimburse Medeva all amounts overpaid, together with interest due on such overpaid amounts. In the event of underpayment to Medeva, TGC shall promptly pay Medeva all amounts underpaid (or undisputed payments due Medeva and not paid), together with interest due on such underpaid amounts. Such interest, if applicable, shall be paid in accordance with Section 6.4. The cost of such examination shall be borne by Medeva, unless such examination reveals a discrepancy of greater than five percent (5%) in TGC's favor, in which case TGC shall bear such cost.

                                   ARTICLE 8

                               MASTER AGREEMENT

8.1 INCORPORATION BY REFERENCE. Article 3 (Confidentiality), Article 4 (Representations and Warranties), Article 5 (Term and Termination), Article 6 (Indemnification; Insurance; Limitation of Liability), Article 7 (Governing Law; Dispute Resolution) and Article 8 ( Miscellaneous) of the Master Agreement are hereby incorporated by reference. The Parties intend and agree that the provisions contained in the articles referred to in the previous sentence, together with the provisions contained in the articles set forth in this Supply Agreement, describe fully the rights and obligations as between the Parties under this Agreement, and that such articles, together with the articles set forth in this Supply Agreement, shall apply to and govern the Parties with respect to this Supply Agreement.

     IN WITNESS WHEREOF, the Parties have executed this Supply Agreement in duplicate originals by their proper officers as of the date and year first above written.


TARGETED GENETICS CORPORATION                    MEDEVA PHARMACEUTICALS, INC.
("TGC")                                          ("MEDEVA")

By:   /s/ H. Stewart Parker                      By:   /s/ William Bogie
      -------------------------------------            -------------------------------------
Name:  H. Stewart Parker                        Name:  William Bogie
       ------------------------------------            -------------------------------------
Title: President, Chief Executive Officer       Title: President
       ------------------------------------            -------------------------------------

                                 SCHEDULE 2.2.1


                    TRANSFER PRICE OF BULK LICENSED PRODUCT
                    ---------------------------------------

1.  DETERMINATION OF INITIAL TRANSFER PRICE
    ---------------------------------------

    Prior to the date of delivery of Medeva's first order of Bulk Licensed Product for use in the manufacture of Licensed Products for commercial sale, the Parties shall negotiate in good faith to establish an initial transfer price based upon available information with the intention of approximating the result of the transfer price calculation described below (the "Initial Transfer Price"). Medeva shall pay the Initial Transfer Price for its purchases of Bulk Licensed Product from TGC until such price is changed in accordance with Paragraph 2 below.

2.  CALCULATION OF TRANSFER PRICE
    -----------------------------

    Within thirty (30) days after the end of the first June 30th or December 31st that is at least six (6) months following the date of the First Commercial Sale and each subsequent six-month period ending June 30 or December 31 during the term of this Supply Agreement, Medeva shall deliver to TGC a written report setting forth Net Sales Value (as defined below) for such period. Such calculation of Net Sales Value shall be based upon (i) Net Sales of Licensed Products during such period; (ii) units (e.g. doses) of Licensed Product sold during such period; and (iii) the quantity of Bulk Licensed Product used to manufacture such units of Licensed Products sold during such period. TGC shall calculate Transfer Price (as defined below) based on such Net Sales Value for such six-month period and shall provide such calculation to Medeva no later than fifteen (15) days after receipt by TGC of Medeva's written report setting forth Net Sales Value. The Parties shall thereafter have forty-five (45) days to review and analyze such calculation, and to mutually agree upon any appropriate changes to such calculation. Such Transfer Price will thereafter, beginning October 1 or April 1, as the case may be, be applied to Medeva's purchases of Bulk Licensed Product from TGC for the ensuing six-month period. The calculation is as follows:

     (A) A transfer price for Bulk Licensed Product supplied by TGC to Medeva will be calculated as follows for a given quantity of Bulk Licensed Product:

    "TRANSFER PRICE" = Base Transfer Price + Dose-Based Adjustment (if any)

     (B)  A base transfer price will be calculated as follows:

             "BASE TRANSFER PRICE" = Net Sales Value x [   *   ]%

     (C) If, and only for so long as, Approved Dose is greater than Assumed Dose, and if, and only for so long as, Manufacturing Cost is greater than [ * ]% of Net Sales Value, then a dose-based adjustment will be calculated as follows:


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

                           "DOSE-BASED ADJUSTMENT" =
 [(Manufacturing Cost / Net Sales Value) - [  *  ]] x 50% x Net Sales Value



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                                       2

                                 SCHEDULE 2.2.1

                    TRANSFER PRICE OF BULK LICENSED PRODUCT
                    ---------------------------------------
                                  (continued)

3.  RETROACTIVE ADJUSTMENT
    ----------------------

    Beginning with the first calculation of Transfer Price, finalized in accordance with the preceding Paragraph 2, and continuing thereafter with each such Transfer Price calculation, TGC shall calculate a retroactive adjustment as if such Transfer Price had been applied to Medeva's purchases of Bulk Licensed Product from TGC during the period from which Net Sales Value was derived (the "Adjustment Period"). However, with regard to the first such calculation of Transfer Price, such retroactive adjustment will be calculated as if such Transfer Price had been applied to Medeva's purchases of Bulk Licensed Product for the period beginning with the first shipment of Bulk Licensed Product to Medeva for use in the manufacture of Licensed Products for commercial sale and ending on the last day of the six-month period from which Net Sales Value was derived for the respective Transfer Price calculation (the "Initial Adjustment Period"). Each such retroactive adjustment shall be paid by TGC or Medeva, as the case may be, no later than one hundred twenty (120) days after the end of the respective Adjustment Period or Initial Adjustment Period.

4.  DEFINED TERMS
    -------------

For purposes of the above calculations, unless otherwise indicated, defined terms are consistent with those contained in Article 1 of the Master Agreement.

"NET SALES VALUE" means, for a quantity of Bulk Licensed Product, the Net Sales of Licensed Product manufactured from such quantity of Bulk Licensed Product.

"APPROVED DOSE" means the quantity of DNase Resistant Particles ("DRP") to be administered to an individual patient during a one-year period according to the labeling approved by FDA or the equivalent thereof in countries other than the U.S.

"ASSUMED DOSE" means [  *  ] DRP.








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                                       3

                                 SCHEDULE 2.2.1

                    TRANSFER PRICE OF BULK LICENSED PRODUCT
                    ---------------------------------------
                                  (continued)


[  *  ]


In the event that the Approved Dose set forth in a Regulatory Approval in a jurisdiction should exceed the Assumed Dose and the Manufacturing Cost of such
Approved Dose is greater than [   *   ] of Net Sales Value, but the Approved
Dose set forth in another Regulatory Approval in another jurisdiction equals or is less than the Assumed Dose, the Parties agree to negotiate in good faith to determine a weighted average Transfer Price to take into account such a difference.




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                                       4

                                   EXHIBIT A


                          CONTRACT MANUFACTURER LETTER
                          ----------------------------

Medeva Pharmaceuticals, Inc.
755 Jefferson Road
Rochester, New York 14623
United States of America

Re:  Third Party Manufacturer

Dear Ladies and Gentlemen:

This letter will serve as notice to Medeva BV ("Medeva") that pursuant to
Section 3.3 of the Supply Agreement (the "Supply Agreement") dated _______________, between Medeva and Targeted Genetics Corporation ("TGC"), [insert name of third party manufacturer] (the "Contract Manufacturer") has been engaged as a contractor for TGC in connection with the performance of the following obligation of TGC under the Supply Agreement:

[insert description of obligation]

A copy of our agreement with TGC is attached hereto (the "Contract Manufacturing Agreement"). Such Contract Manufacturing Agreement constitutes the entire agreement between Contract Manufacturer and TGC, is in full force and to our knowledge neither party is in breach of any of the terms thereof.

Contract Manufacturer hereby acknowledges that, during the term of the Contract Manufacturing Agreement, it will not manufacture Licensed Product, or any AAV-CFTR gene therapy product for use in the treatment of cystic fibrosis in humans for, or sell or distribute such products to, any person or entity other than TGC or Medeva. Contract Manufacturer further acknowledges that in the event of a breach of the Contract Manufacturing Agreement by Contract Manufacturer which causes TGC to breach its obligations to Medeva, Medeva shall have the right to pursue and seek to enforce TGC's remedies (including equitable remedies) under the Contract Manufacturing Agreement directly against Contract Manufacturer without first exhausting its remedies against TGC.

Contract Manufacturer acknowledges that any fees or compensation due it pursuant to the Contract Manufacturing Agreement shall be payable by TGC only. Contract Manufacturer represents and warrants to Medeva that it is not an affiliate of TGC. Contract Manufacturer further acknowledges that Medeva shall not have any liability to, nor be responsible for the payment of any amounts to, Contract Manufacturer.

                              Very truly yours,
                              [Name of Contract Manufacturer]

                              By:________________________
                              Name:
                              Title:
                              Address:
                              Date: